SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
Public Company

PRESS RELEASE

Acquisition of Stake in CEG and CEG-RIO

(Rio de Janeiro, March, 27 2003) - PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil's biggest oil & gas, petrochemicals and energy company announces that on April 29, 2001, PETROBRAS and ENRON CORP. signed an agreement establishing the terms and conditions for the acquisition by PETROBRAS and other investors of Enron´s indirect shareholding stakes in the Rio de Janeiro-based piped gas distribution companies, CEG and CEG-RIO, as published in the newspapers of May 4, 2001.

That agreement stated that in the event of the operation not being concluded by December 31, 2001, any one of the signatories could trigger its termination, exempting the parties to the agreement from any liability. Since the transaction was not concluded, Enron formally communicated the termination of such to Petrobras. For this reason, we wish declare the discontinuance of the contract for acquiring the aforementioned shareholding stakes.

Rio de Janeiro, March 27, 2003.
PETRÓLEO BRASILEIRO S.A. – PETROBRAS

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.